Filed pursuant to Rule 424(b)(5)
                                            Registration No.  333-48275




          Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission pursuant to Rule 415 under the Securities Act of 1933. A final prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.





                                SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS SUPPLEMENT DATED MARCH 27, 1998


          PROSPECTUS SUPPLEMENT
          ---------------------
          (TO PROSPECTUS DATED MARCH 27, 1998)


                                   1,500,000 SHARES

                                  [NW NATURAL LOGO]
                                     COMMON STOCK
                                     ------------

             Northwest Natural Gas Company (the "Company") is offering hereby 1,500,000 shares of its common stock, par value $3 1/6 per share (the "Common Stock") and the common share purchase rights appurtenant thereto (the "Rights" and, together with the 1,500,000 shares of Common Stock, the "Firm Shares"). The Company's Common Stock is traded on the Nasdaq National Market. Its price and volume data are reported using the symbol "NWNG". The last sale price of the Common Stock as reported by the Nasdaq National Market on March 26, 1998 was $27.44 per share.

                                   ---------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES
              COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
                  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
                     OR THE PROSPECTUS. ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.

     ======================================================================
                                               UNDERWRITING     PROCEEDS
                                   PRICE TO    DISCOUNTS AND       TO
                                    PUBLIC    COMMISSIONS(1)   COMPANY(2)
     ----------------------------------------------------------------------
      Per Share . . . . . . . .       $              $             $
     ----------------------------------------------------------------------
      Total (3) . . . . . . . .       $              $             $
     ======================================================================

          (1) The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended ("Securities Act"). See "Underwriting".
          (2)  Before deducting expenses payable by the Company, estimated
               at $           .
          (3) The Company has granted the Underwriters an option, exercisable on one or more occasions within 30 days after the date of this Prospectus Supplement, to purchase up to 225,000 additional shares of Common Stock (the "Option Shares" and, together with the Firm Shares, the "Shares") at the Price to Public less Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If all such Option Shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and
               Proceeds to Company will be increased to $      , $
               and $        , respectively.  See "Underwriting".

                                   ---------------

             The Firm Shares offered hereby are offered subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by their counsel and counsel for the Company. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Firm Shares will be made in New York, New York on or about
          April    , 1998.

                                   ---------------

          MERRILL LYNCH & CO.
                               PAINEWEBBER INCORPORATED
                                               RAGEN MACKENZIE INCORPORATED

                                   ---------------
             The date of this Prospectus Supplement is April     , 1998.

             CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN THE COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

             IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED ("EXCHANGE ACT").
          SEE "UNDERWRITING".

                              FORWARD-LOOKING STATEMENTS

             This document does, and the documents incorporated herein by reference may, contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Although the Company believes these statements are based on reasonable assumptions, no assurance can be given that actual results will not differ from those in the forward-looking statements contained herein and in the incorporated documents. The forward-looking statements contained herein and in the incorporated documents may be affected by various uncertainties, including governmental policy and regulatory action, the competitive environment and economic factors, as well as weather conditions. For a discussion of additional factors which may affect forward-looking statements contained herein and in the incorporated documents, see the Company's most recent Annual Report on Form 10-K and its most recent Quarterly Report on Form 10-Q.

                            SUMMARY INFORMATION

             The following material, which is presented herein solely to furnish limited introductory information regarding the Company, has been selected from or is based upon the detailed information and financial statements incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, is qualified in its entirety by reference thereto, and, therefore, should be read together therewith.


                                     THE OFFERING

          Company . . . . . . . . . .     Northwest Natural Gas Company,
                                          dba NW Natural

          Securities offered  . . . .     1,500,000 shares of Common Stock
                                          and the common share purchase
                                          rights appurtenant thereto
                                          (excluding up to 225,000 Option
                                          Shares)

          Shares of Common Stock outstanding
            after offering  . . . . .     Approximately 24,400,000
                                          (excluding up to 225,000
                                            Option Shares)

          Common Stock closing price
            range, 365-Day
            High-Low, at
            March 26, 1998  . . . . .     $31.25 - $23.13


          Nasdaq National
            Market Symbol . . . . . .     NWNG

          Indicated current annual
            dividend rate . . . . . .     $1.22

          Book value per share at
            December 31, 1997 . . . .     $16.02


                                     THE COMPANY

          Business  . . . . . . . . .     A public utility engaged in
                                          natural gas distribution

          Service Area  . . . . . . .     Western Oregon and southwestern
                                          Washington

          Estimated Population of
            Service Area  . . . . . .     Approximately 2,735,000

          Customers at
            December 31, 1997 . . . .     Approximately 458,000

          Average annual growth
            in number of
            customers, 1993-97  . . .     5.4%

                          SELECTED FINANCIAL INFORMATION(1)



                                       YEARS ENDED DECEMBER 31,
                           -------------------------------------------------
                             1997      1996      1995      1994      1993
                             ----      ----      ----      ----      ----
                                    (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

   INCOME STATEMENT DATA:
   Operating revenues .    $361,756  $380,318  $356,276  $368,261   $358,717
   Net operating
    revenues--Margin
    (Revenues less
    cost of gas) . . . .    232,444   237,513   212,225   205,473    219,884
   Income before interest
    charges  . . . . . .     92,648   100,847    85,864    80,853     84,850
   Net income  . . . . .     43,059    46,793    38,065    35,461     37,647
   Preferred and
    preference stock
    dividends  . . . . .      2,646     2,723     2,806     2,983      3,488
   Earnings applicable to
    Common Stock . . . .   $ 40,413  $ 44,070  $ 35,259  $ 32,478   $ 34,159
   Average number of
    common shares
    outstanding  . . . .     22,698    22,391    21,817    19,943     19,611
   Basic earnings per
    common share . . . .    $  1.78  $   1.97  $   1.62  $   1.63   $   1.74
   Diluted earnings per
    common share . . . .    $  1.76  $   1.94  $   1.60  $   1.61   $   1.72
   Dividends per common
    share  . . . . . . .    $ 1.205  $   1.20  $   1.18  $  1.173   $  1.167



                                                DECEMBER 31,
                        -------------------------------------------------------
                             1997       1996       1995       1994       1993
                             ----       ----       ----       ----       ----
                                                 (THOUSANDS)
   BALANCE SHEET DATA:
   Total assets . . . . $ 1,111,617  $ 988,869  $ 929,277  $ 889,304  $ 849,036
   Redeemable preferred
     stock. . . . . . .      12,429     13,749     14,840     15,950     17,041
   Redeemable preference
     stock. . . . . . .      25,000     25,000     25,000     26,252     26,633
   Long-term debt . . .     344,303    271,838    279,945    291,076    272,931


                                           DECEMBER 31, 1997
                            ------------------------------------------------
                                    ACTUAL                AS ADJUSTED(2)
                            ----------------------   -----------------------
                                       (THOUSANDS, EXCEPT PERCENTAGES)
   CAPITALIZATION:
   Long-term debt  . . . .  $ 344,303        46.0%   $ 346,303             %
   Redeemable preferred
     stock . . . . . . . .     12,429         1.7       12,429
   Redeemable preference
     stock . . . . . . . .     25,000         3.3       25,000
   Common Stock equity . .    366,265        49.0
                              -------        ----      -------         ----
        Total               $ 747,997       100.0%   $                100.0%
         capitalization  .  =========       =====      =======        =====


     ---------------------

     (1) The Selected Financial Information was derived from audited financial statements. All share and per share amounts for periods prior to September 6, 1996 have been adjusted to reflect a 3-for-2 split of the Company's Common Stock effective on such date.

     (2) As adjusted to reflect the Proceeds to Company from the sale of the Shares, after deducting estimated expenses payable by the Company;
          the sale of $22,000,000 aggregate principal amount of the Company's Secured Medium-Term Notes, Series B, in March 1998; and the redemption of $20,000,000 aggregate principal amount of its First Mortgage Bonds, 9-1/8% Series, in February and April 1998. Assuming the purchase by the Underwriters of 225,000 Option Shares, Common Stock Equity and
          Total Capitalization, each as adjusted, would be $          and
          $        , respectively.

                                     THE COMPANY

        The Company is principally engaged in the distribution of natural gas to customers in western Oregon and southwest Washington, including the Portland metropolitan area. NW Natural and its predecessors have supplied gas service to the public since 1859.

        Gas service currently is provided in 95 cities and neighboring communities in 16 Oregon counties, and in nine cities and neighboring communities in three Washington counties. The Company's service areas have a population of more than 2,700,000, including about 78 percent of the population of the State of Oregon. The Company's executive offices are located at One Pacific Square, 220 N.W. Second Avenue, Portland, Oregon 97209. Its telephone number is 503-226-4211.

        The Company has two active wholly-owned subsidiaries.

        Canor Energy Ltd., which is incorporated in Alberta, Canada, is engaged in natural gas and oil exploration, development and production in Alberta and Saskatchewan, Canada. Since 1995, Canor has managed a joint venture for the development of gas and oil properties in western Canada with a wholly-owned subsidiary of NIPSCO Industries, Inc. Canor and the NIPSCO subsidiary plan to amalgamate their respective operations into a new company during 1998.

        NNG Financial Corporation, which is incorporated in Oregon, holds financial investments as a limited partner in three solar electric generating systems, four windmill electric generation projects and a hydroelectric project, all located in California, and in two low-income housing projects in Portland. NNG Financial also arranges for short-term financing for Canor.

     RECENT DEVELOPMENTS

        NW Natural reported consolidated earnings applicable to common stock of $17.7 million, or 78 cents a share, for the quarter ended December 31, 1997, up from $17.0 million, or 76 cents a share, in the fourth quarter of 1996.

        NW Natural's consolidated earnings applicable to common stock for the full year 1997 were $40.4 million, or $1.78 a share, the second highest in the Company's history. Earnings in 1997 included $1.70 a share from utility operations and 8 cents a share from subsidiary operations. Earnings in 1996 were a record $44.1 million, or $1.97 a share, including $1.87 a share from utility operations and 10 cents a share from subsidiary operations.

        The Company added a record 24,900 customers to its system during 1997. NW Natural had about 458,000 customers at year-end 1997, up 5.7 percent from year-end 1996. Customer additions in the residential and commercial markets were 64 percent due to new construction and 36 percent due to conversions from other fuels. The Company's customer growth rate averaged
     5.4 percent per year during the three years ended December 31, 1997, adding more than 66,000 customers to the system.

        Typically, 75 percent or more of NW Natural's annual operating revenues are derived from gas sales to weather-sensitive residential and commercial customers. Accordingly, variations in temperatures within the year and from year to year will affect volumes of gas sold to, and revenues derived from, these customers. Earnings in 1997 were reduced by warmer-than-normal weather, the effect of which was partially offset by additional sales from customer growth. Weather conditions in NW Natural's service territory in 1997 were 8 percent warmer than in 1996 and 4 percent warmer than the 20-year average.

        The Company reported on February 27, 1998, that it estimated the continuing warm weather in this year's El Nino winter may reduce earnings for the quarter ending March 31, 1998, by 20 to 30 cents a share as compared to earnings assuming average weather for the quarter. The estimate was based upon weather through February 24 that was about 15 percent warmer than the 20-year average. The estimated net effect for the quarter was a reduction of about 20 cents a share if weather during the remainder of the quarter were at average levels, or a reduction of about 30 cents a share if weather continued to be 15 percent warmer than average.

        The Company has declared a dividend of 30.5 cents a share on shares of the Common Stock, along with regular quarterly dividends on shares of its preferred and preference stock, payable May 15, 1998, to shareholders of record on April 30, 1998.


                                   USE OF PROCEEDS

        The net proceeds to be received by the Company from the sale of the Firm Shares and the Option Shares (if the option should be exercised) will be added to the general funds of the Company and used for corporate purposes, primarily to fund, in part, the Company's ongoing utility construction program and to repay short-term debt incurred for such purpose.

        The Company expects its utility construction and equipment expenditures in 1998 to aggregate $90 million, and in the five-year period 1998-2002, to aggregate between $500 million and $550 million.

        The Company estimates that approximately 50% or more of the funds required for utility purposes during the 1998-2002 period will be internally generated and that the balance will be funded through short-term borrowings, which will be refinanced periodically through the sale of long-term debt and equity securities, including the Shares offered hereby, in such amounts and at such times as the Company's cash requirements and market conditions shall determine. Based upon this estimate, the Company expects that, during 1998, its sales of Common Stock will consist of sales of the Firm Shares, the Option Shares (if the option should be exercised) and approximately $6.6 million of Common Stock expected to be sold through its Dividend Reinvestment and Stock Purchase Plan and various employee plans.

                              DIVIDENDS AND PRICE RANGE

        Cash dividends on the Common Stock of the Company have been paid quarterly each year since 1951. It is the intention of the Board of Directors to continue to pay cash dividends on a quarterly basis. However, future dividends will be dependent upon the Company's earnings, its financial condition and other factors. See "Description of the Shares" in the accompanying Prospectus for certain restrictions upon the payment of cash dividends.

        The Company has a Dividend Reinvestment and Stock Purchase Plan pursuant to which registered shareholders may reinvest all or a portion of their quarterly Common Stock cash dividends to purchase additional shares of the Company's Common Stock at the applicable market price. Shareholders may also make optional cash payments to purchase additional shares of Common Stock in amounts up to $50,000 per calendar year at the applicable market price.

        The Company's Common Stock was split three-for-two effective September 6, 1996, in the form of a 50% stock dividend to shareholders of record August 23, 1996. Share prices and dividends paid on the Company's Common Stock for periods prior to the effective date of the stock split have been adjusted to reflect the stock split.

        The Company's Common Stock is traded on the Nasdaq National Market. Its price and volume data are reported using the symbol "NWNG". The range of closing prices of the Common Stock as published in The Wall Street Journal and dividends paid are shown in the following table for the periods indicated:
                              QUARTERLY
                              DIVIDENDS            CLOSING PRICES
                              ---------      --------------------------
                                               HIGH               LOW
                                               ----               ---
     1995:
        First Quarter  . . .  $ 0.293        $ 21.00            $ 18.67
        Second Quarter . . .    0.293          21.00              19.33
        Third Quarter  . . .    0.293          21.50              19.75
        Fourth Quarter . . .    0.300          22.67              20.50
                                -----
                              $ 1.179
                                =====

     1996:
        First Quarter  . . .  $ 0.300        $ 22.67            $ 20.83
        Second Quarter . . .    0.300          23.58              21.17
        Third Quarter  . . .    0.300          24.25              22.54
        Fourth Quarter . . .    0.300          25.75              23.25
                                -----
                               $ 1.20
                                =====

     1997:
        First Quarter  . . .  $ 0.300        $ 25.38            $ 23.25
        Second Quarter . . .    0.300          26.88              23.13
        Third Quarter  . . .    0.300          27.75              24.25
        Fourth Quarter . . .    0.305          31.25              24.38
                                -----
                              $ 1.205
                                =====

     1998:
        First Quarter
        (through March 26,
        1998)  . . . . . . .  $ 0.305       $ 29.50             $ 25.94



        On March 20, 1998 the Company had 9,897 common shareholders of record.

                                     UNDERWRITING

        The Underwriters named below, acting through their Representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated, PaineWebber Incorporated and Ragen MacKenzie Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting
     Agreement, dated April    , 1998 (the "Underwriting Agreement"), to
     purchase from the Company the number of Firm Shares set forth below opposite their respective names.


                                                                 NUMBER
             UNDERWRITER                                         OF SHARES
             -----------                                         ---------
     Merrill Lynch, Pierce, Fenner & Smith
              Incorporated . . . . . . . . . . . . . . . .
     PaineWebber Incorporated  . . . . . . . . . . . . . .
     Ragen Mackenzie Incorporated. . . . . . . . . . . . .



                                                                 ---------
     Total . . . . . . . . . . . . . . . . . . . . . . . .       1,500,000
                                                                 =========

             The Underwriters are committed to purchase all of the above Firm Shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Underwriting Agreement.

             The Representatives have advised the Company that the Underwriters propose initially to offer the Shares to the public at the Price to Public set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less
          a concession not in excess of $     per share.  The Underwriters
          may allow, and such dealers may reallow, a discount not in excess
          of $    per share on sales to certain other dealers.  After the
          initial public offering, the public offering price, concession and discount may be changed.

             The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to 225,000 Option Shares to cover over-allotments, if any, at the Price to Public set forth on the cover page of this Prospectus Supplement less the Underwriting Discounts and Commissions. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the Option Shares as the percentage of the Firm Shares which it has agreed to purchase.

             In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

             In connection with this offering, the Underwriters may purchase and sell shares of the Company's Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in this offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in this offering for their account, may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

             In connection with this offering, certain Underwriters and selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Regulation M under the Exchange Act during a period before the commencement of offers or sales of Common Stock hereunder. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and selling group members are not required to engage in passive market making and may end passive market making activities at any time.

          PROSPECTUS
          ----------


                            NORTHWEST NATURAL GAS COMPANY


                                     COMMON STOCK


                              -------------------------


             Northwest Natural Gas Company (the "Company") intends from time to time to issue and sell an aggregate not to exceed 2,500,000 authorized but unissued shares of its common stock, par value $3 1/6 per share (the "Common Stock"), and the common share purchase rights appurtenant thereto (the "Rights" and, together with the 2,500,000 shares of Common Stock, the "Shares"), on terms to be determined at the times of sale. For each issue of the Shares for which this Prospectus will be delivered, there will be an accompanying Prospectus Supplement that will set forth the terms of the offering. The Common Stock is traded in the over-the-counter market. Its price and volume data are reported on the Nasdaq Stock Market National Market System using the symbol "NWNG".


                              -------------------------


              THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                 THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                   SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                     EXCHANGE COMMISSION OR ANY STATE SECURITIES
                        COMMISSION PASSED UPON THE ACCURACY OR
                          ADEQUACY OF THIS PROSPECTUS.  ANY
                            REPRESENTATION TO THE CONTRARY
                                IS A CRIMINAL OFFENSE.



             The Shares may be sold directly by the Company or through agents designated from time to time or through underwriters or dealers. If any agents of the Company or any underwriters are involved in the sale of the Shares in respect of which this Prospectus will be delivered, the names of such agents or underwriters, and the initial price to the public, any applicable commissions or discounts and the net proceeds to the Company, or the means of determining the same, will be set forth in an accompanying Prospectus Supplement. The Company may indemnify agents and underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution".



                    The date of this Prospectus is March 27, 1998

                                AVAILABLE INFORMATION

               The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information filed electronically by the Company.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

               There are hereby incorporated by reference in this Prospectus the following documents heretofore filed with the Securities and Exchange Commission:

               1. The Company's Annual Report on Form 10-K for the year
                  ended December 31, 1997;

               2. The Company's Current Report on Form 8-K dated February
                  27, 1998; and

               3. The Company's Registration Statement on Form 8-A dated
                  February 27, 1996.

               All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus; provided, however, that the documents enumerated above or subsequently filed by the Company pursuant to Section 13 of the Exchange Act prior to the filing with the Commission of the Company's most recent Annual Report on Form 10-K (the "Latest Annual Report") shall not be incorporated by reference in this Prospectus or be a part hereof from and after the filing of the Latest Annual Report. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

               The Company hereby undertakes to provide, without charge, to each person to whom a copy of this Prospectus shall have been delivered, upon written or oral request of such person, a copy of any or all of the documents which have been incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits shall have been specifically incorporated by reference into such documents. Requests for such copies should be directed to C.J. Rue, Secretary, Northwest Natural Gas Company, One Pacific Square, 220 N.W. Second Avenue, Portland, Oregon 97209, telephone 503-226-4211.


                                     THE COMPANY

               The Company is principally engaged in the distribution of natural gas to customers in western Oregon and southwestern Washington, including the Portland metropolitan area. The Company and its predecessors have supplied gas service to the public since 1859. The Company's executive offices are located at One Pacific Square, 220 N.W. Second Avenue, Portland, Oregon 97209. Its telephone number is 503-226-4211.

                        USE OF PROCEEDS AND FINANCING PROGRAM

               The net proceeds to be received by the Company from the sale of the Shares will be added to the general funds of the Company and used for corporate purposes, primarily to fund, in part, the Company's ongoing utility construction program and to repay short-term debt incurred for such purpose.

               The Company expects its utility construction expenditures in 1998 to aggregate $90 million, and in the five-year period, 1998-2002, to aggregate between $500 million and $550 million.

               The Company estimates that approximately 50% of the funds required for utility purposes during the 1998-2002 period will be internally generated and that the balance will be funded through short-term borrowings which will be refinanced periodically through the sale of long-term debt and equity securities, including the Shares, in such amounts and at such times as the Company's cash requirements and market conditions shall determine.


                              DESCRIPTION OF THE SHARES

               The following is a summary of certain rights and privileges of the Shares. This summary description does not purport to be complete. Reference is made to the Restated Articles of Incorporation and the Bylaws of the Company and the Rights Agreement, filed as exhibits to the Registration Statement, for complete statements. The following statements are qualified in their entirety by such references.

               Dividends and Liquidation Rights: Except as hereinafter stated, the Common Stock is entitled to receive such dividends as are declared by the Board of Directors and to receive ratably on liquidation any assets which remain after payment of liabilities. The Company's Preferred and Preference Stock are entitled in preference to the Common Stock (1) to cumulative dividends at the annual rate fixed for each series by the Board of Directors, and (2) in voluntary and involuntary liquidation, to the amounts fixed for each series by the Board of Directors, plus in each case, unpaid accumulated dividends.

               Dividend Limitations: Should dividends on either the Preferred or the Preference Stock be in arrears, no dividends on the Common Stock may be paid or declared. Except with the consent of the holders of a majority of the Preferred Stock then outstanding, no dividends on the Common Stock or the Preference Stock may be paid or declared unless the Preferred Stock purchase and sinking fund obligations have been met for that year. Future series of the Preferred or the Preference Stock could contain sinking fund, purchase or redemption obligations under which no dividends on the Common Stock may be paid or declared while such obligations are in default. Common Stock dividends also may be restricted by the provisions of future instruments pursuant to which the Company may issue long-term debt.

               Voting Rights: Except as provided by law or as described below, only the Common Stock has voting rights. Cumulative voting is permitted by the Restated Articles of Incorporation to holders of Common Stock at elections of directors. The Preferred Stock has the special right to elect the smallest number of directors which constitutes at least one-fourth of the total number of directors, or two directors, whichever is greater, if payments of four quarterly dividends or more on any share or shares of Preferred Stock should be in arrears.

               Classification of the Board of Directors: The Board of Directors of the Company may consist of not less than nine nor more than 13 persons, as determined by the Board, divided into three classes as nearly equal in number as possible. The current number is 12. One class is elected for a three-year term at each annual meeting of shareholders. Vacancies, including those resulting from an increase in the size of the Board, may be filled by a majority vote of the directors then in office. One or more of the directors may be removed, with or without cause, by the affirmative vote of the holders of not less than two-thirds of the shares entitled to vote thereon; provided, however, that if fewer than all of the directors should be candidates for removal, no one of them shall be removed if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the class of directors of which such director shall be a part. Except for those persons nominated by the Board, no person shall be eligible for election as a director unless a request from a shareholder entitled to vote in the election of directors that such person be nominated and such person's consent thereto shall be delivered to the Secretary of the Company in advance of the meeting at which such election shall be held. The foregoing provisions may not be amended or repealed except by the affirmative vote of the holders of not less than two-thirds of the shares entitled to vote at an election of directors. The foregoing provisions will not apply to directors, if any, elected by the holders of the Preferred Stock.

               Transactions with Related Persons: The Company shall not enter into any business transaction with a related person or in which a related person shall have an interest (except proportionately as a shareholder of the Company) without first obtaining both (1) the affirmative vote of the holders of not less than two-thirds of the outstanding shares of the capital stock of the Company not held by such related person, and (2) the determination of a majority of the continuing directors that the cash or fair market value of the property, securities or other consideration to be received per share by the holders, other than such related person, of the shares of each class or series of the capital stock of the Company in such business transaction shall not be less than the highest purchase price paid by such related person in acquiring any of its holdings of shares of the same class or series, unless the continuing directors by a majority vote shall either (a) have expressly approved the acquisition of the shares of the capital stock of the Company that caused such related person to become a related person, or (b) have expressly approved such business transaction. As used in this paragraph: a "business transaction" includes a merger, consolidation, reorganization or recapitalization, a purchase, sale, lease, exchange or mortgage of all or a substantial part (10% or more) of the property of the Company or a related person, an issuance, sale or exchange of securities and a liquidation, spin-off or dissolution; a "related person" includes a person, organization or group thereof owning 10% or more of the capital stock of the Company; "continuing directors" are those whose nominations for directorship shall have been approved by a majority of the directors in office on April 9, 1984 or by a majority of the then continuing directors. The foregoing provisions may not be amended or repealed except by the affirmative vote of the holders of not less than two-thirds of the shares of the capital stock of the Company (other than shares held by related persons).

               Preemptive Rights: The holders of the Common Stock have no preemptive rights.

               Other Provisions: The issued and outstanding shares of the Company's Common Stock are, and the Common Stock offered hereby will be, fully paid and nonassessable.

               Transfer Agent and Registrar: The Company is the transfer agent and registrar for the Common Stock.

               Common Share Purchase Rights: The holders of the Common Stock have one Right for each of their shares. Each Right, initially evidenced by and traded with the Common Stock, entitles the holder to purchase one-tenth of a share of Common Stock at a Purchase Price of $6.67, subject to adjustment. The Rights will be exercisable only if a person or group ("Person") shall acquire ownership of 15% or more of the Common Stock (such Person being hereinafter referred to as an "Acquiring Person") or shall announce a tender offer, the consummation of which would result in such Person becoming an Acquiring Person.

               If any Person shall have become an Acquiring Person, each Right, other than Rights owned by the Acquiring Person (which shall be void), may be exercised by its holder to purchase, at a 50% discount, shares of Common Stock having a market value equal to 20 times the Purchase Price. If a Person shall have become an Acquiring Person but shall not have acquired ownership of 50% or more of the Common Stock, the Board of Directors may provide for the exchange of all or a part of the Rights (other than Rights which shall be void as described above) for Common Stock at a ratio of one share per Right.

               In the event that (i) the Company shall consolidate or merge with any other person, (ii) any person shall consolidate or merge with the Company and the Company shall be the surviving corporation and, in connection therewith, all or part of the Common Stock shall be changed into or exchanged for stock or other securities of any person (including the Company) or cash or any other property, or (iii) the Company shall sell or otherwise transfer, assets or earning power aggregating 50% or more of the assets or earning power of the Company to any other person, each

          Right, except Rights owned by an Acquiring Person (which shall be void), may be exercised by its holder to purchase, at a 50% discount, shares of common stock of the other person having a market value equal to 20 times the Purchase Price.

               At any time prior to any Person becoming an Acquiring Person, the Board of Directors may redeem the Rights at a price of $.01 per Right. The Rights will expire on March 15, 2006 unless they are exchanged or redeemed (as described above) earlier than that date.

               The issuance of Common Stock upon exercise of the Rights will be subject to any necessary regulatory approvals.

               The Rights have anti-takeover effects because they will cause substantial dilution of the Common Stock if a Person attempts to acquire the Company on terms not approved by the Board of Directors.


                                 PLAN OF DISTRIBUTION

               The Company may sell the Shares in any of three ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. Each Prospectus Supplement will set forth the terms of the offering of the Shares offered thereby, including the name or names of any underwriters, the purchase price of such Shares and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

               If underwriters are used in the sale, the Shares will be acquired by the underwriters for their own account and may be sold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. The Shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters as may be designated by the Company, or directly by one or more of such firms. The underwriter or underwriters with respect to a particular underwritten offering of Shares will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Unless otherwise set forth in a Prospectus Supplement, the obligations of the underwriters to purchase the Shares offered thereby will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Shares if any are purchased.

               The Shares may be sold directly by the Company or through agents designated by the Company from time to time. Each Prospectus Supplement will set forth the name of any agent involved in the offer or sale of the Shares in respect of which such Prospectus Supplement is delivered as well as any commissions payable by the Company to such agent. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

               If so indicated in a Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the Shares offered thereby from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to those conditions set forth in such Prospectus Supplement, which will set forth the commission payable for solicitation of such contracts.

               Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

                                       EXPERTS

               The financial statements as of and for the year ended December 31, 1997 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

               The financial statements as of and for the years ended December 31, 1995 and 1996 incorporated by reference in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incoprorated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

               The statements made as to matters of law and legal conclusions in the documents incorporated in this Prospectus by reference and under "Description of Common Stock" herein and, if any, in the accompanying Prospectus Supplement have been reviewed by Mark S. Dodson, Esquire, Portland, Oregon. Mr. Dodson is General Counsel of the Company. These statements and conclusions are set forth in reliance upon the opinion of Mr. Dodson given upon his authority as an expert. As of March 19, 1998, Mr. Dodson owned no shares of the Company's common stock. Mr. Dodson has been granted an option to purchase 5,000 shares at a price of $27.875, the market price of the shares on the date such option was granted.


                                       LEGALITY

               The legality of the Shares will be passed upon for the Company by Mr. Dodson and by Messrs. Reid & Priest LLP, New York, New York, and for the underwriters by Messrs. Simpson Thacher & Bartlett, New York, New York. Messrs. Reid & Priest LLP and Messrs. Simpson Thacher & Bartlett may rely on the opinion of Mr. Dodson as to legal matters arising under Oregon and Washington law.

          =================================================================

             NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION BY ANYONE OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                                  -----------------

                                  TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
                                PROSPECTUS SUPPLEMENT
          Forward-Looking Statements  . . . . . . . . . . . . . . .     S-2
          Summary Information . . . . . . . . . . . . . . . . . . .     S-3
          Selected Financial Information  . . . . . . . . . . . . .     S-4
          The Company . . . . . . . . . . . . . . . . . . . . . . .     S-5
          Use of Proceeds . . . . . . . . . . . . . . . . . . . . .     S-6
          Dividends and Price Range . . . . . . . . . . . . . . . .     S-7
          Underwriting  . . . . . . . . . . . . . . . . . . . . . .     S-8

                                      PROSPECTUS
          Available Information . . . . . . . . . . . . . . . . . .       2
          Incorporation of Certain Documents by
            Reference . . . . . . . . . . . . . . . . . . . . . . . .     2
          The Company . . . . . . . . . . . . . . . . . . . . . . . .     2
          Use of Proceeds and Financing Program . . . . . . . . . . .     3
          Description of the Shares . . . . . . . . . . . . . . . . .     3
          Plan of Distribution  . . . . . . . . . . . . . . . . . . .     5
          Experts . . . . . . . . . . . . . . . . . . . . . . . . . .     6
          Legality  . . . . . . . . . . . . . . . . . . . . . . . . .     6


          =================================================================

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                                   1,500,000 SHARES





                                  [NW NATURAL LOGO]








                                     COMMON STOCK





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                      P R O S P E C T U S   S U P P L E M E N T

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                                 MERRILL LYNCH & CO.

                               PAINEWEBBER INCORPORATED

                             RAGEN MACKENZIE INCORPORATED



                                  APRIL       , 1998


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